SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 2, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Change of Largest Shareholder

1. Change Details	Before Change	Largest shareholder	National Pension Service
		Shares owned	19,378,169
		Ownership (%)	7.51
	After Change	Largest shareholder	Hyundai Motor Company and Hyundai Mobis Co., LTD
		Shares owned	20,345,700
		Ownership (%)	7.89

2. Reason for Change			Confirmation of changes in the stake of National Pension Service reported in April 2, 2024

3. Date of Change			March 20, 2024

4. Date of Confirmation of Change			April 2, 2024

5. Additional Information

The final change in largest shareholder is subject to the evaluation results of the Ministry of Science and ICT on public interest, in accordance with Article 10 and 18 of the Telecommunications Business Act, and requires approval from the Minister of Science and ICT. Any future changes will be notified accordingly.

The numbers of shares owned in “1. Change Details” are based on the data as of March 20, 2024.

The ownership (%) in “1. Change Details” is based on the total number of issued shares as of March 20, 2024, which is 257,860,760 shares.

“3. Date of Change” refers to the date of the ownership report submitted by the National Pension Service on April 2, 2024, to Financial Supervisory Service of Korea.

Details of Change

Name of Company	Relationship	Before Change		After Change
		Shares	Ownership(%)	Shares	Ownership(%)
National Pension Service	Largest shareholder before change	20,843,859	8.08	19,378,169	7.51
Hyundai Motor Co.	Largest shareholder after change	12,251,234	4.75	12,251,234	4.75
Hyundai Mobis Co., LTD	Specially related entity of Largest shareholder after change	8,094,466	3.14	8,094,466	3.14

*	The ‘Before Change’ shares and ownership (%) are based on the shareholder registry as of December 31, 2023.